Item 7

ICICI Limited


ICICI to set up B2B and B2C e-Commerce Payment Gateway in association with Compaq and QSI

ICICI Ltd. (NYSE: IC and IC.D) today announced that it has tied up with Compaq led consortium for setting up a payment gateway to facilitate secured online Business-to-Consumer (B2C) and Business-to-Business (B2B) e-Commerce transactions. The payment gateway will be owned by a subsidiary of ICICI and implemented by Compaq India, subsidiary of Compaq Computers Corporation (NYSE:
CPQ), QSI Payment Technologies (QSI), Australia and Financial Software & Systems Pvt Ltd. (FSS).

ICICI will be the first financial intermediary to implement an e-Commerce payment gateway within India and will be providing services to corporates, consumers, merchants and banks that plan to share the ICICI Payment Gateway.

ICICI's B2C payment gateway will interface between the Internet shopper, the web merchant and banking systems in a secured environment to facilitate online payments. The Gateway offers the flexibility of multiple payment modes including credit, debit & smart cards, direct bank debits and e-cheques. The Gateway will use strong encryption technologies and digital signatures to protect these transactions from potential attacks by hackers.

ICICI's B2B Payment Gateway will facilitate e-Commerce transactions between corporates in a virtual market place. The Gateway would also provide e-procurement services by linking corporates with their network of buyers and suppliers. The Gateway will allow processing of innovative payment instruments like e-cheques, purchasing cards, direct debits and on-account payments.

"The ICICI e-Commerce Payment Gateway will launch a state-of-the-art Internet payment system and is set to open the world of e-Commerce to many more merchants, consumers and businesses in India by significantly lowering the cost and complexity of enabling secure transactions over the Internet," said Mr. K V Kamath, MD & CEO, ICICI Ltd.

The Gateway will provide easy integration with merchant Shop & Buy Applications and back-end systems through a thin "Payment Client" - an XML client software residing on the merchant server. Apart from processing online transactions, the Gateway would also provide merchants with an administrative module for transaction management, offering a high degree of flexibility for merchants.

The ICICI Gateway will support credit card transactions secured by using Secured Socket Layer (SSL) technology, the most commonly used security standard on the Internet today. Further, the Gateway has the flexibility to support Secured Electronic Transaction (SET) standards.

ICICI Group has launched a number of strategic initiatives on the Internet such as e-Invest -India's first Internet stock trading service. ICICI Bank, the banking subsidiary of ICICI and the pioneer of Internet Banking in India, has introduced several Internet based services which include online opening of bank accounts for NRI customers; the first pan-India Internet based bills payment system; Money2India - a remittance product for NRIs, etc. ICICI Bank has entered into agreements with leading corporates for B2B and B2C solutions and has recently signed a memorandum of understanding with Satyam Infoway Limited (Nasdaq: SIFY) for online distribution of Banking products.

Compaq Computer Corporation is the second largest computer company in the world. Compaq develops and markets hardware, software solutions and services.

QSI is a leading solution provider for e-Commerce Payment Gateway with major installations such as payment gateways for Hong Kong & Shanghai Bank in Hong Kong and MasterCard in Sydney. It has executed several other projects including GPTA in China, CashCard in Sydney and the SafeDebit system with NYCE, New York.

FSS is a leading Switch solutions provider in India and is the distributor for QSI in India. FSS will undertake the implementation of ICICI's Payment Gateway project.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', 'aim', `likely', 'will likely result', 'believe', 'expected', `is set to', 'will continue', 'anticipate', 'estimate', `facilitate', 'enable', 'enabling', 'intend', 'plan', 'contemplate', 'seek to', 'future', 'objective', 'goal', 'project', 'should', 'will pursue', `offer' and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement the e-Commerce payment gateway along with Compaq, QSI and FSS, and ICICI's ability to obtain statutory and regulatory approvals and to successfully implement the integration of various systems. In addition there would be certain uncertainties arising from the ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for e-Commerce payment gateway products and services, investment income, cash flow projections, our exposure to market risks, alliances with other corporates, as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States of America. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

January 27, 2000


For further investor queries:

Contact: A.P Singh at 91-22-653 6262 or email at singhap@icici.com

END